SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2013

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

128, Yeoui-daero, Youngdungpo-gu, Seoul 150-721, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Q3 ’13 Earnings Results

I. Performance in Q3 2013 – IFRS Consolidated Financial Data

(Unit: KRW B)

Item	Q3 13	Q2 13	Q3 12	QoQ	YoY
Quarterly Results
Revenues	6,579	6,572	7,593	0.1%	-13.4%
Operating Income	389	366	297	6.4%	31.0%
Income before Tax	403	162	230	148.0%	74.9%
Net Income	239	105	158	127.5%	51.3%

II. IR Event of Q3 2013 Earnings Results

1. Provider of Information:  IR Team

2. Participants:	Investors, Securities analysts, etc.

3. Purpose:	Q3 ‘13 Earnings Results of LG Display

4. Date & Time:	16:00 (KST) on October 17, 2013 in Korean
21:00 (KST) on October 17, 2013 in English

5. Venue & Method:	1) Earnings release conference in Korean:

- Auditorium, B1 floor, LG Twin Towers (East Tower)
128, Yeoui-daero, Youngdungpo-gu, Seoul

2) Conference call in English:

- Please refer to the IR homepage of LG Display Co., Ltd. at www.lgdisplay.com

6. Contact Information

1)	Head of IR:

Heeyeon Kim, Vice President, IR Department (82-2-3777-1010)

2)	Main Contact for Disclosure-related Matters:

Thomas HS Yoon, Team Leader, IR Team (82-2-3777-0873)

David J Kim, Assistant Manager, IR Team (82-2-3777-2387)

3)	Relevant Team: IR Team (82-2-3777-1010)

III. Remarks

i.	Please note that the presentation material for Q3 ‘13 Earnings Results is accessible on IR homepage of LG Display Co., Ltd. at www.lgdisplay.com.

ii.	Please note that the financial data included are prepared on a consolidated IFRS basis

iii.	Financial data for Q3 ‘13 are unaudited. They are provided for the convenience of investors and can be subject to change.

Attached: Press Release

LG DISPLAY REPORTS THIRD QUARTER 2013 RESULTS

SEOUL, Korea (Oct. 17, 2013) – LG Display, the world’s leading innovator of display technologies, reported today unaudited earnings results based on consolidated K-IFRS (International Financial Reporting Standards) for the three-month period ending September 30, 2013.

•	Revenues in the third quarter of 2013 decreased by 13% to KRW 6,579 billion from KRW 7,593 billion in the third quarter of 2012 and increased by 0.1% from KRW 6,572 billion in the second quarter of 2013.

•	Operating profit in the third quarter of 2013 was KRW 389 billion, a year-on-year increase of 31% from the operating gain of KRW 297 billion and a quarter-on-quarter increase of 6% from the operating gain of KRW 366 billion.

•	EBITDA in the third quarter of 2013 was KRW 1,281 billion, a year-on-year decrease of 14% from KRW 1,485 billion and a quarter-on-quarter decrease of 3% from KRW 1,325 billion.

•	Net income in the third quarter of 2013 was KRW 239 billion compared with net income of KRW 158 billion in the third quarter of 2012, and net income of KRW 105 billion in the second quarter of 2013.

LG Display posted a quarter-on-quarter growth both in revenues and in operating profit in the third quarter of 2013 driven mainly by an increase in shipments of mid- to small-sized specialty products and the company’s ongoing efforts to reduce costs, despite a decline in panel prices and slowing demand amid TV manufacturers’ conservative inventory management.

“With differentiated specialty products based on our competitive technologies, LG Display was able to lead the market and to achieve growth in both revenues and operating profits even under difficult market conditions,” said Dr. Sang Beom Han, CEO of LG Display. “LG Display will continue to focus on strengthening our competitiveness as an industry leader while enhancing our fundamental capability to successfully deal with any market changes.”

The company shipped a total of 8.78 million square meters of net display area in the third quarter of 2013, a slight decrease of 1% quarter-on-quarter.

TFT-LCD panels for TVs, monitors, mobile applications, notebook PCs, and tablets accounted for 44%, 20%, 15%, 11% and 10%, respectively, on a revenue basis in the third quarter of 2013.

With 110% in liability to equity ratio, 113% in current ratio, and 13% in net debt to equity ratio as of September 30, 2013, the financial structure of the company remains stable.

Outlook

The following expectations are based on information as of September 30, 2013. The Company does not expect to update its expectations until next quarter’s earnings announcement. However, the Company reserves the right to update its full business outlook, or any portion thereof, at any time and for any reason.

“Total display area shipment in the fourth quarter of 2013 is expected to increase by a mid-single digit percent growth rate compared to the previous quarter with the growth of seasonal demand such as the demand of mid- to small-sized panels in particular. Panel prices are not likely to rebound soon, but their rate of decline is anticipated to slow down,” said James Jeong, CFO of LG Display. “While making constant efforts to increase per-unit values with a strategy to expand our differentiated specialty product portfolio and to enhance our cost competitiveness, LG Display will take preemptive actions to manage external risk factors such as macroeconomic uncertainties and decline in demand due to the industry’s slow growth.”

Note: Estimates contained in this statement are based in accordance with the amendment to K-IFRS 1001. Operating profit is defined as surplus after cost of sales and operating costs are deducted from total revenue.

Earnings Conference and Conference Call

LG Display will hold a Korean language earnings conference on October 17, 2013, at 4 p.m. Korea Standard Time at the Auditorium (B1), Twin Towers, East Wing, Yeouido, Seoul, Korea. An English language conference call will follow at 9:00 p.m. Korea Standard Time, 8:00 a.m. EDT and 1:00 p.m. GMT. The call-in number is +82 (0)31-810-3061 both for callers in Korea and callers outside of Korea. The confirmation number is 9999#. Corresponding slides will be available at the Investor Relations section of the LG Display web site: www.lgdisplay.com.

Investors can listen to the conference call via the Internet at www.lgdisplay.com. To listen to the live call, please go to the Investor Relations section of the web site at least 15 minutes prior to the call to register and install any necessary audio software.

For those who are unable to participate in the call, a replay will be available for 30 days after the call. The call-in number is +82 (0)31-931-3100 both for callers in Korea and callers outside of Korea. The confirmation number for the replay is 109501#. Please receive your personal pincode prior to the conference call at http://pin.teletogether.com/eng; please insert 9999 on the main page to receive a personal pincode.

About LG Display

LG Display Co., Ltd. [NYSE: LPL, KRX: 034220] is a leading manufacturer and supplier of thin-film transistor liquid crystal display (TFT-LCD) panels, OLEDs and flexible displays. The company provides TFT-LCD panels in a wide range of sizes and specifications for use in TVs, monitors, notebook PCs, mobile products and other various applications. LG Display currently operates eight fabrication facilities and seven back-end assembly facilities in Korea, China, Poland, and Mexico. The company has a total of 56,000 employees operating worldwide. Please visit www.lgdisplay.com or www.lgdnewsroom.com for more information.

Forward-Looking Statement Disclaimer

This press release contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from our forward-looking statements can be found in our filings with the United States Securities and Exchange Commission.

Investor Relations Contact:
Hee Yeon Kim, Head of Investor Relations Tel: +822-3777-1010
Email: ir@lgdisplay.com

Media Contacts:
Bang-Soo Lee, Head of Public Relations	Jean Lee, Manager, Corporate PR
LG Display	LG Display
Tel: +822-3777-1020	Tel: +822-3777-1689
Email: bsleeb@lgdisplay.com	Email: jean.lee@lgdisplay.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.

(Registrant)

Date: October 17, 2013	By: /s/ Heeyeon Kim

(Signature)

	Name:	Heeyeon Kim

	Title:	Head of IR / IR Division